Exhibit 99.1

Aurora Mobile Limited Announces First Quarter 2021

Unaudited Financial Results

SHENZHEN, CHINA, June 10, 2021 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ:JG), a leading mobile developer service provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Financial Highlights (SAAS Businesses# only)

•	Revenues were RMB76.6 million (US$11.7 million), an increase of 56% year-over-year.

•	Gross profit was RMB58.1 million (US$8.9 million), an increase of 60% year-over-year.

•	Gross margin was 75.9%, compared with 73.9% in the same quarter of 2020.

# SAAS Businesses include both the Developer Services and Vertical Applications. Starting from first quarter of 2021, the Company only has revenues from SAAS Businesses.

First Quarter 2021 Financial Highlights (for the Group as a whole, where for the comparative first quarter in 2020, contribution from Targeted Marketing business was included)

•	Revenues were RMB76.6 million (US$11.7 million), a decrease of 39% year-over-year.

•	Cost of revenues was RMB18.5 million (US$2.8 million), a decrease of 78% year-over-year.

•	Gross profit was RMB58.1 million (US$8.9 million), an increase of 41% year-over-year.

•	Total operating expenses were RMB101.5 million (US$15.5 million), an increase of 9% year-over-year.

•	Net loss was RMB40.2 million (US$6.1 million), compared with a net loss of RMB51.0 million for the same quarter last year.

•	Adjusted net loss (non-GAAP) was RMB28.7 million (US$4.4 million), compared with a RMB43.2 million adjusted net loss for the same quarter last year.

•	Adjusted EBITDA (non-GAAP) was negative RMB18.4 million (US$2.8 million), compared with negative RMB30.3 million for the same quarter last year.

First Quarter 2021 Operational Highlights

•

Number of mobile apps utilizing at least one of the Company’s developer services, or the cumulative app installations, increased to approximately 1,731,000 as of March 31, 2021 from approximately 1,499,000 as of March 31, 2020.

•	Number of monthly active unique mobile devices increased to 1.39 billion in March 2021 from 1.36 billion in March 2020.

•	Cumulative SDK installations increased to 49.8 billion as of March 31, 2021 from 37.2 billion as of March 31, 2020.

•	Number of paying customers increased to 2,512 in the first quarter of 2021 from 2,211 in the first quarter of 2020.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “This is the first quarter where our financial results reflect only our SAAS Businesses as we fully exited our legacy Targeted Marketing business at the end of 2020. We have entered a new chapter and are very excited about our future business prospects.

In the first quarter of 2021, we continued to put our company-wide focus and concerted effort to grow our SAAS Businesses, which include the Developer Services and Vertical Applications. Our SAAS Businesses continued to deliver impressive results this quarter with:

•	The number of paying customers increased to 2,512 from 2,049 a year ago, up 23% year-over-year.

•	Revenues were RMB76.6 million, up 56% year-over-year;

•	Group gross margin reached a historical high of 75.9%, more than 2.3 times from a year ago; and

•	Gross profit was RMB58.1 million, up 60% year-over-year, growing faster than revenue;

•	Adjusted EBITDA was negative RMB18.4 million, a substantial improvement of 39% from a year ago, demonstrating strong operating leverage.

The strong SAAS Businesses revenue growth was mainly due to both the strong growth of 67% in Developer Services and 36% in Vertical Applications. The historically high gross margin ratio is a strong evidence of how the transition to a pure SAAS business model has been positively impacting our results. The strong SAAS Businesses gross profit growth was driven by both the revenue growth of 56% year-over-year, and margin expansion from 73.9% to 75.9% year-over-year.

For JG UMS (which stands for Unification Messaging System), we started to commercialize the product post Chinese New Year in March 2021. Since then, we have seen a strong pipeline being developed and scaled, across a variety of industry verticals including social ecommerce, education, lifestyle service, medical industries, etc. And we believe this product has addressed the critical needs of many corporate customers who want to manage their customer engagement more cost effectively.

For JG VaaS products (which stands for Video-as-a-Service), we are seeing continued sales momentum and traction, which demonstrates the demand from mobile App developers who have successfully applied our JG VaaS to their applications helping improve user experience, increase user engagement time, and enhance monetization capabilities. On average, user engagement time for applications with VaaS products have increased by 30%.”

Mr. Fei Chen, President of Aurora Mobile, added, “Following its stellar performance throughout 2020, Developer Services continued to be the biggest revenue contributor in Q1’2021. For the quarter ended March 31, 2021, we recorded RMB52.4 million in revenue for Developer Services which represented a very strong 67% growth on a year-over-year basis. The significant revenue growth was driven by strong 35% growth in Subscription Services and 189% growth in Value-added-services.

Subscription Services revenue was RMB33.7 million, an increase of 35% year-over-year, primarily driven by new push notification customer acquisition, and cross-selling of non-push notification products in our product portfolio, which includes other subscription products such as JVerification, JSMS, JAnalytics, etc.

Value-added-services within Developer Services, which include revenues from JG Alliance services and Advertisement SaaS, recorded another very impressive quarter as revenues grew by 189% from RMB6.5 million in Q1’2020 to RMB18.8 million in Q1’2021, despite Q1 being a seasonally slower quarter of the year.

On the supply side of JG Alliance, the total number of DAU within our network exceeded 150 million compared to 130 million in Q4, representing a 15% growth from Q4’2020. In this quarter, we continued to sign up many large and popular mobile APPs from different industry verticals into our JG Alliance traffic supply pool. This continued increase in traffic pool is important as it provides greater number of usable DAUs, which in-turn helps us to increase impressions and generate higher revenues.

On the demand side, we see strong demand from mini-program developers which again contributed more than a third of JG Alliance’s revenue. Since we launched JG Alliance in late 2019, it has proven to be an effective traffic acquisition medium for these mini-program developers who continuously need to expand their user base.

The revenues from Vertical Applications include market intelligence, financial risk management and iZone. Year-over-year Vertical Applications revenues continued to grow by 36% as demands continued to recover from the pandemic, particularly Financial Risk Management has outperformed where revenues grew by 56%. All three businesses under Vertical Applications recorded solid year-over-year revenue growth.”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “We believe we have delivered a very strong and promising set of results for first quarter of 2021 after we have successfully transitioned into pure SAAS Businesses. The key take-aways this quarter include:

•	Our SAAS Businesses revenue increased significantly by 56% year-over-year;

•	Group gross margins improved from 32.8% to 75.9% year-over-year, a direct result of Q1’2021 gross margin being 100% contributed by high-margin SAAS Businesses;

•	Operating expenses, however, only increased by 9%;

•	As a result, our Adjusted EBIDTA has improved by 39%, the scalability of the business model has become clear.

On to the balance sheet items, with our continued effort to closely monitor our outstanding accounts receivable, the accounts receivables turnover days decreased significantly from 86 days in Q1’2020 to 48 days this quarter. This was due to both the shift away from legacy Targeted Marketing to focus on SAAS Businesses and the Company’s effort to shorten the accounts receivables collection cycle.

For the 4th consecutive quarters, the deferred revenue balance, which represents cash collected in advance from customers, has exceeded RMB100.0 million at quarter-end. As of March 31, 2021, the balance was RMB110.0 million.

We are very proud of, and very pleased with the results of Q1’2021. This has clearly demonstrated that our decision to invest in the SAAS Businesses was the right strategy. We believe the SAAS Businesses will continue their growth momentum and bring solid results moving forward.”

First Quarter 2021 Financial Results

Revenues were RMB76.6 million (US$11.7 million), a decrease of 39% from RMB126.2 million in the same quarter of last year, mainly due to a 100% decrease in revenues from the Targeted Marketing business as the Company exited this business by the end of 2020, and offset by a strong growth in revenue of 67% from Developer Services. In particular, the revenue from Value-added-services within Developer Services increased by 189% compared to the same quarter of last year.

Cost of revenues was RMB18.5 million (US$2.8 million), a decrease of 78% from RMB84.9 million in the same quarter of last year. The decrease was mainly due to the decrease in media cost of RMB66.4 million as the Company has completely exited from the Targeted Marketing business by the end of 2020.

Gross profit was RMB58.1 million (US$8.9 million), an increase of 41% from RMB41.3 million in the same quarter of last year despite revenue decreased by 39% on a year-over-year basis. This is the result of our successful strategic shift in focus from a traditional Targeted Marketing model to a pure SaaS business model. Gross profit in first quarter of 2021 was 100% contributed from SAAS Businesses.

Total operating expenses were RMB101.5 million (US$15.5 million), an increase of 9% from RMB93.1 million in the same quarter of last year.

•

Research and development expenses were RMB51.9 million (US$7.9 million), an increase of 25% from RMB41.4 million in the same quarter of last year, mainly due to a RMB6.3 million increase in personnel costs and a RMB4.5 million increase in bandwidth and cloud cost to support the expansion of SAAS Businesses. The impact was offset by a RMB1.8 million decrease in depreciation.

•

Sales and marketing expenses were RMB26.9 million (US$4.1 million), an increase of 7% from RMB25.2 million in the same quarter of last year, mainly due to a RMB1.5 million increase in marketing expense and a RMB1.4 million increase in travel expense. The impact was offset by a RMB1.4 million decrease in personnel costs.

•

General and administrative expenses were RMB22.8 million (US$3.5 million), a decrease of 14% from RMB26.5 million in the same quarter of last year, mainly due to a RMB6.8 million decrease in bad debt provision, and the impact was offset by a RMB3.0 million increase in personnel cost and professional fees.

•	Loss from operations was RMB43.4 million (US$6.6 million), compared with RMB51.7 million in the same quarter of last year.

Net Loss was RMB40.2 million (US$6.1 million), compared with RMB51.0 million in the same quarter of last year.

Adjusted net loss (non-GAAP) was RMB28.7 million (US$4.4 million), compared with RMB43.2 million in the same quarter of last year.

Adjusted EBITDA (non-GAAP) was negative RMB18.4 million (US$2.8 million) compared with negative RMB30.3 million for the same quarter of last year.

The cash and cash equivalents, restricted cash and short-term investment was RMB400.1 million (US$61.1 million) as of March 31,2021 compared with RMB436.2 million as of December 31, 2020.

Business Outlook

The Company confirms that the previously provided guidance, for the financial year ending December 31, 2021, for total revenues of RMB380.0 million to RMB400.0 million, representing year-over-year growth of approximately 47% to 55%, and gross margin to be above 70% for the full year, remains unchanged.

Please note that, for meaningful comparison purposes, the prior year revenue number used to calculate the growth percentage excludes revenue from Targeted Marketing business. The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Recent Development

Subsequent to March 31, 2021, US$35.0 million of convertible notes due in April 2021 have been fully redeemed.

Update on Share Repurchase

As of March 31, 2021, the Company had repurchased a total of 920,606 ADS. No ADS were repurchased during the first quarter in 2021.

Conference Call

The Company will host an earnings conference call on Thursday, June 10, 2021 at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Beijing time on the same day).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants must register in advance to join the conference using the link provided below. Please dial in 15 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/4573514

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 p.m. U.S. Eastern Time, June 17, 2021.

The dial-in details for the replay are as follows:

International:	+61 2 8199 0299
U.S. Toll Free:	1-855-452-5696
Passcode:	4573514

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at http://ir.jiguang.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net loss and adjusted EBITDA, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation, impairment of long-term investment and impairment of long-lived assets. The Company defines adjusted EBITDA as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, income tax expense, share-based compensation, impairment of long-term investment and impairment of long-lived assets.

The Company believes that adjusted net loss and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss.

The Company believes that adjusted net loss and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its sic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SaaS-model; its ability maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading mobile developer service provider in China. Aurora Mobile is committed to providing efficient and stable push notification, one-click verification, and APP traffic monetization services to help developers improve operational efficiency, grow and monetize. Meanwhile, Aurora Mobile’s vertical applications have expanded to market intelligence, financial risk management, and location-based intelligence, empowering various industries to improve productivity and optimize decision-making.

For more information, please visit http://ir.jiguang.cn/.

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5518 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2021.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31,	December 31,	March 31,
	2020	2020	2021
	RMB	RMB	RMB	US$
Revenues	126,224	105,994	76,648	11,699

Cost of revenues	(84,884)	(45,885)	(18,502)	(2,824)

Gross profit	41,340	60,109	58,146	8,875

Operating expenses
Research and development	(41,394)	(40,602)	(51,907)	(7,923)
Sales and marketing	(25,216)	(22,341)	(26,884)	(4,103)
General and administrative	(26,474)	(43,517)	(22,750)	(3,472)

Total operating expenses	(93,084)	(106,460)	(101,541)	(15,498)

Loss from operations	(51,744)	(46,351)	(43,395)	(6,623)

Foreign exchange gain/(loss), net	40	3	(4)	(1)
Interest income	1,604	1,568	1,588	242
Interest expense	(2,932)	(2,821)	(2,774)	(423)
Other income/(loss)	1,523	(42,406)	4,399	671
Change in fair value of derivative asset	499	157	20	3

Loss before income taxes	(51,010)	(89,850)	(40,166)	(6,131)

Income tax expenses	—	(86)	—	—

Net loss	(51,010)	(89,936)	(40,166)	(6,131)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2020	2020	2021
	RMB	RMB	RMB	US$
Net loss attributable to Aurora Mobile Limited’s shareholders	(51,010)	(89,936)	(40,166)	(6,131)

Net loss attributable to common shareholders	(51,010)	(89,936)	(40,166)	(6,131)

Net loss per share, for Class A and Class B common shares:
Class A Common Shares - basic and diluted	(0.66)	(1.16)	(0.51)	(0.08)
Class B Common Shares - basic and diluted	(0.66)	(1.16)	(0.51)	(0.08)

Shares used in net loss per share computation:
Class A Common Shares - basic and diluted	60,147,106	60,815,983	61,392,170	61,392,170
Class B Common Shares - basic and diluted	17,000,189	17,000,189	17,000,189	17,000,189

Other comprehensive (loss)/income
Foreign currency translation adjustments	(780)	2,824	(534)	(82)

Total other comprehensive (loss)/income, net of tax	(780)	2,824	(534)	(82)

Comprehensive loss	(51,790)	(87,112)	(40,700)	(6,213)

Comprehensive loss attributable to Aurora Mobile Limited	(51,790)	(87,112)	(40,700)	(6,213)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2020	March 31, 2021
	RMB	RMB	US$
ASSETS

Current assets:
Cash and cash equivalents	356,115	349,947	53,412
Restricted cash	115	115	18
Derivative assets	100	—	—
Short-term investments	80,000	50,000	7,631
Accounts receivable	44,886	36,417	5,558
Prepayments and other current assets	49,013	42,585	6,500
Assets held for sale	—	4,862	742

Total current assets	530,229	483,926	73,861

Non-current assets:
Other non-current assets	5,631	5,892	899
Long-term investments	168,526	168,918	25,782
Property and equipment, net	73,522	66,879	10,208
Intangible assets, net	9,519	8,524	1,301

Total non-current assets	257,198	250,213	38,190

Total assets	787,427	734,139	112,051

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	16,592	16,162	2,467
Deferred revenue and customer deposits	109,182	103,376	15,778
Accrued liabilities and other current liabilities	109,136	81,042	12,369
Income tax payable	—	48	7
Convertible notes	225,229	229,441	35,020

Total current liabilities	460,139	430,069	65,641

Non-current liabilities:
Other non-current liabilities	—	2,589	395
Deferred revenue	6,049	6,576	1,004

Total non-current liabilities	6,049	9,165	1,399

Total liabilities	466,188	439,234	67,040

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	As of
	December 31, 2020	March 31, 2021
	RMB	RMB	US$
Shareholders’ equity

Common shares	48	49	7
Additional paid-in capital	988,812	1,003,177	153,115
Accumulated deficit	(678,434)	(718,600)	(109,680)
Accumulated other comprehensive income	10,813	10,279	1,569

Total shareholders’ equity	321,239	294,905	45,011

Total liabilities and shareholders’ equity	787,427	734,139	112,051

AURORA MOBILE LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31,	December 31,	March 31,
	2020	2020	2021
	RMB	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(51,010)	(89,936)	(40,166)	(6,131)
Add:
Share-based compensation	7,819	5,912	11,508	1,756
Impairment of long-term investment	—	43,681	—	—
Impairment of long-lived assets	—	10,952	—	—

Adjusted net loss	(43,191)	(29,391)	(28,658)	(4,375)

Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(51,010)	(89,936)	(40,166)	(6,131)
Add:
Income tax expenses	—	86	—	—
Interest expense	2,932	2,821	2,774	423
Depreciation of property and equipment	8,880	8,286	6,378	973
Amortization of intangible assets	1,063	1,083	1,091	167

EBITDA	(38,135)	(77,660)	(29,923)	(4,568)
Add:
Share-based compensation	7,819	5,912	11,508	1,756
Impairment of long-term investment	—	43,681	—	—
Impairment of long-lived assets	—	10,952	—	—

Adjusted EBITDA	(30,316)	(17,115)	(18,415)	(2,812)

AURORA MOBILE LIMITED

UNAUDITED SAAS BUSINESSES REVENUE

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31,	December 31,	March 31,
	2020	2020	2021
	RMB	RMB	RMB	US$
Reconciliation of SAAS Businesses Revenue to Total Revenue
Developer Services	31,441	52,531	52,440	8,004

Subscription	24,941	35,100	33,676	5,140
Value-Added Services	6,500	17,431	18,764	2,864
Vertical Application	17,809	24,090	24,208	3,695

Total SAAS Businesses Revenue	49,250	76,621	76,648	11,699

Add:
Targeted Marketing Revenue	76,974	29,373	—	—
Total Revenue	126,224	105,994	76,648	11,699

SAAS Businesses Gross Profits[1]	36,414	58,683	58,146	8,875
SAAS Businesses Gross Margin[2]	73.9%	76.6%	75.9%	75.9%

[1]	Our SAAS Businesses Gross Profits is calculated after excluding the Targeted Marketing gross profit (which is calculated as revenue less media cost) from the Group’s total gross profit.

[2]	Our SAAS Businesses Gross Margin is calculated by dividing the SAAS Businesses Gross Profit by SAAS Businesses Revenue.